AVANI INTERNATIONAL GROUP, INC.

108-2419 Bellevue Ave.

West Vancouver, B.C. V7V 4T4 Canada

(604) 913-2386

October 20, 2010

Mr. Dave Walz, Esq.

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:

Avani International Group, Inc. (“Company”)

Staff Comment Letter dated June 2, 2010.

Dear Mr. Walz:

This letter updates our prior response letter of July 14, 2010 regarding the re-audit of the Company’s financial statements for the fiscal year ended December 31, 2008.

We have been informed by our new auditor,  Saturna Group Chartered Accountants LLP, that they will be complete the new audit within the next 2-3 weeks. In addition, not later than November 10, 2010, we anticipate filing a Form 10-K/A which will incorporate the new financial statements to amend our prior to re-audit the Company’s financial statements for fiscal year ended December 31, 2008.

If you have any questions concerning the matters contained herein, please contact our attorney, Daniel H. Luciano, Esq. at  908-832-5546.

Sincerely,

/s/ Dennis Robinson

Dennis Robinson

Chairman